EXHIBIT 6
                            NON-COMPETITION AGREEMENT

                                    THIS    NON-COMPETITION    AGREEMENT    (the
"Agreement") dated as of this 27th day of December, 1999, by and among NATIONAL COMMERCE BANCORPORATION ("NCBC"), a Tennessee corporation which is registered both as a bank holding company and as a savings and loan holding company and whose principal offices are located at One Commerce Square, Memphis, Shelby County, Tennessee 38150, PIEDMONT BANCORP, INC. ("PBI"), a North Carolina corporation which is registered as a bank holding company and _____________an adult resident citizen of the State of North Carolina who serves as a director of PBI ("Person").

                  WHEREAS, NCBC, and PBI have entered into that certain Agreement and Plan of Reorganization dated as of December 27, 1999 (the "Merger Agreement"), providing for the acquisition by NCBC of all of the common stock of PBI ("PBI Common Stock") through the merger of PBI with and into NCBC (the "Merger"); and

                  WHEREAS, Person is a director of PBI and has long been associated with PBI and has developed a relationship with the customer base of PBI and possesses confidential information regarding the direct and indirect business operation of PBI; and

                  WHEREAS, as a condition precedent to NCBC's agreement to enter into the Merger Agreement, NCBC has required, and Person has agreed to enter into this Non-Competition Agreement.

                  NOW, THEREFORE, for and in consideration of NCBC's agreement to the Merger with PBI pursuant to the Merger Agreement and Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which as consideration for this Non-Competition Agreement are hereby acknowledged by Person, the parties hereto intending to be legally bound hereby agree as follows:

                  (1)  Covenant  Not  to  Compete/Term.  NCBC,  PBI  and  Person
acknowledge and agree that: (i) various business connections, clientele and customers of NCBC and the subsidiaries and affiliates of NCBC (collectively for purposes hereof the "NCBC Companies"), have been established and are maintained at a great expense to the NCBC Companies; (ii) by virtue of his or her close relationship with, and service as a member of the Board of Directors of PBI, and in connection with the Merger, Person has become familiar with the names and lists, and the business needs of the customers and of PBI, (iii) Person, through his or her presentation of or association with PBI and his or her business dealings with NCBC or PBI has become personally acquainted with such customers and prospective customers of the NCBC Companies; and (iv) NCBC will sustain great loss and damage if Person violates the covenants and agreements hereinafter set forth, for which loss and damages NCBC does not have an adequate remedy by law.

                  Based on the foregoing, Person hereby expressly covenants and agrees, which covenants and agreement are the essence of this Non-Competition Agreement, that for a period of one (1) year from the day following the meeting of PBI's shareholders held to consider approval of the Merger, Person will not serve as a director of any other bank, savings institution or credit union doing business in Orange County, North Carolina, nor act as an organizer or otherwise participate in the organization of a financial institution that will do business in Orange County, North Carolina.
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                  Person further  acknowledges and agrees that during his or her service on the Board of Directors of PBI prior to the date hereof, as well as both prior to and after the Effective Date of the Merger with or for any of the NCBC Companies, including but not limited to NCBC, and/or PBI, that certain highly confidential information, including, but not being limited to, customer lists, individual customer habits, and other confidential customer and corporate information has been, and will be in the event of continued service, imparted to him or her. Due to the highly confidential nature of said information, Person covenants and agrees that he or she will not, during or for a period of two (2) years after the term of his or her service with or for any of the NCBC Companies, including but not limited to NCBC and/or PBI, disclose any such confidential information to any person or entity not employed by NCBC, or any of the NCBC Companies, and authorized by NCBC to receive such information.

                  Person acknowledges and agrees that any violation by him or her of the covenants set forth in this Non-Competition Agreement, whether before the Effective Date or after the Effective Time, would cause irreparable injury to PBI, and the other NCBC Companies. Person further acknowledges and agrees that in the event of a breach of threatened breach of the provisions of this confidentiality covenant, NCBC shall be entitled to injunctive relief against him or her by any court of competent jurisdiction having the authority to grant such relief. Nothing herein, however, shall be construed as prohibiting NCBC from pursuing any other remedies which may be available to them for such a breach or threatened breach, including the recovery of damages from Person to any other person or entity.

                  2. Successors and Assigns. This Non-Competition Agreement shall inure to the benefit of NCBC, PBI, and their respective successors and assigns, including, without limitation, any corporation or agency which may acquire all or substantially all of NCBC's or PBI's assets and businesses or with which NCBC or PBI may be consolidated or merged.

                  3. Entire Agreement. This Non-Competition Agreement contains the entire under standing of the parties. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, notification or discharge is sought.

                  4. Severability. The invalidity or unenforceability of any provision hereof in no way affects the validity or enforceability of any other provision.

                  5. Waiver of Breach. Failure to insist upon strict compliance with any terms, covenants, or conditions hereof shall not be deemed a waiver or relinquishment of such right or power at any other time or times.

                  6. Contingent on Merger. This Agreement shall be null, void and of no effect if the Merger Agreement is terminated or the Merger does not become effective.

                  7. Applicable Law. This Non-Competition Agreement shall be governed by the laws of the State of North Carolina.


                                      NATIONAL COMMERCE BANCORPORATION


                                      By: _______________
                                          William R. Reed
                                          Vice Chairman



                                      PIEDMONT BANCORP, INC.


                                      By: ________________
                                          D. Tyson Clayton
                                          President and Chief Executive Officer


                                      PERSON

                                      ____________________